

09041098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT SEC Mail Processing
FORM X-17A-5 Section
PART III

MAY 29 2009

FACING PAGE

Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-38672

REPORT FOR THE PERIOD BEGINNING _____4/1/2008_____ AND ENDING _____3/31/2009_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bailard Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City   California   94404
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey   (650) 571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harb, Levy & Weiland LLP
(Name - if individual, state last, first, middle name)

One Market, Suite 620   San Francisco   California   94105
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, **Barbara V. Bailey**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bailard Fund Services, Inc.** (the "Company") as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____   _____
                                                                                        Signature

                                                                                     Secretary
                                                                                          Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 28th day of May, 2009, by
Barbara Vaughn Bailey personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

                                                          Signature _Maria Martin Vaugn_



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

We have audited the accompanying statement of financial condition of Bailard Fund Services, Inc. (the "Company") as of March 31, 2009, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bailard Fund Services, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information appearing on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
May 28, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

CASH	$ 167,452
PREPAID EXPENSES	21,796
TOTAL	$ 189,248

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Bailard, Inc.—net	$ 75,762
DEFERRED TAX LIABILITY	8,683
Total liabilities	84,445

STOCKHOLDER'S EQUITY:

Common stock, no par value—authorized, 1,000,000 shares; issued and outstanding, 600,000 shares	502,500
Accumulated deficit	(397,697)
Total stockholder's equity	104,803
TOTAL	$ 189,248

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2009

REVENUE—Interest income	$ 1,835
OPERATING EXPENSES:	
Registration fees	24,389
General & administrative	132,000
Consulting & other	22,874
Total operating expenses	179,263
LOSS BEFORE INCOME TAXES	(177,428)
INCOME TAX BENEFIT	70,950
NET LOSS	$ (106,478)

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2009

| | Common Stock | | Accumulated | |
	Shares	Amount	Deficit	Total
BALANCE—March 31, 2008	600,000	$ 352,500	$ (291,219)	$ 61,281
Capital contribution		150,000		150,000
Net loss			(106,478)	(106,478)
BALANCE—March 31, 2009	600,000	$ 502,500	$ (397,697)	$ 104,803

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (106,478)
Changes in assets and liabilities:	
Deferred tax benefit	(125)
Prepaid expenses	313
Accrued expenses	(2,000)
Due to Bailard, Inc.—net	31,438
Net cash used in operating activities	(76,852)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from the Parent	150,000
NET INCREASE IN CASH	73,148
CASH —Beginning of year	94,304
CASH —End of year	$ 167,452

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2009

1. **ORGANIZATION**

   Bailard Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 and is a wholly owned subsidiary of Bailard, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings"). The Company is organized for the principal purpose of engaging in broker/dealer activities to facilitate the distribution of capital shares of the investment funds sponsored by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission, FINRA, and various states. The Company has a distribution agreement with the Parent to distribute the investment funds sponsored by the Parent. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

   Cash—The Company maintains its cash in a money market fund, that intends, but does not guarantee, a stable value of $1 per share. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

   Revenue Recognition—Placement fees arise from the sale of limited liability company interests in certain investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2009, the Company did not earn any placement fees.

   Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Income tax benefit consists of current and deferred amounts. Deferred tax expenses or benefits arise from recognition of income and expenses in different years in the financial statements and tax returns. The Company is included in the consolidated U.S. federal and the combined state of California income tax returns of BB&K Holdings, Inc. The Company's income tax benefit is computed on a separate-company basis using the tax rate of the consolidated filing entity.

   Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for tax years before 2003.

3. RELATED PARTY TRANSACTIONS AND CONSIDERATIONS

The Parent provides various business services and advances certain operating expenditures on the Company's behalf, including use of office space and managerial time and payment of registration fees and subscriptions, pursuant to a service agreement effective March 31, 2008, under which the Company reimburses the Parent for such expenditures. For the year ended March 31, 2009, the Company reimbursed $179,263 to the Parent under this agreement. The financial statements are not indicative of the conditions that would have existed or the results of operations if the Company had been operated as an entity unaffiliated with the Parent.

The Company has a history of net losses and is not expected to be profitable in the foreseeable future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The amount reported as due to Bailard, Inc. – net in the accompanying statement of financial condition consists of amounts owed to the Parent as reimbursement for operating expenditures and is net of an amount receivable from the Parent in connection with an income tax benefit (see Note 4).

4. INCOME TAXES

The income tax benefit consists of the following:

Current:	
Federal	$ (55,168)
State	(15,657)
Total current	$ (70,825)
Deferred:	
Federal	$ (97)
State	(28)
Total deferred	$ (125)
Total income tax benefit	$ (70,950)

The Company's income tax benefit for the year ended March 31, 2009 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 34%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2009, the Company recorded a $70,825 income tax benefit and a corresponding amount receivable from its Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Parent has committed to maintain the required minimum net capital through additional contributions of capital, if needed. At March 31, 2009, the Company had net capital of $79,658, which was $74,029 in excess of its required net capital of $5,629. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

* * * * * *

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

**COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2009**

COMPUTATION OF NET CAPITAL:

Stockholder's equity (from statement of financial condition)		$ 104,803
Nonallowable assets—prepaid expenses		(21,796)
Net capital before haircut on securities positions		83,007
Haircuts on Securities - Money Market Funds		(3,349)
NET CAPITAL		$ 79,658
AGGREGATE INDEBTEDNESS—Total liabilities (from statement of financial condition)		$ 84,445
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	**(A)**	$ 5,629
Minimum dollar net capital requirement	**(B)**	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,629
Excess net capital (net capital, less net capital requirement)		$ 74,029
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 71,213
Ratio: Aggregate indebtedness to net capital		1.06 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended on May 22, 2009, as of March 31, 2009.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2009

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.



To the Board of Directors of Bailard Fund Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bailard Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
May 28, 2009

Bailard Fund Services, Inc.
(A Wholly Owned Subsidiary of Bailard, Inc.)

(SEC. I.D. No. 8-38672)

Financial Statements and Supplemental Schedules
for the Year Ended March 31, 2009, and
Independent Auditors' Report and Supplemental Report
on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT